Mail Stop 4561
      April 3, 2006

Kimberly S. Patmore
Executive Vice President and Chief Financial Officer
First Data Corporation
6200 South Quebec Street
Greenwood Village, CO 30308

      Re:	First Data Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-K for Fiscal Year Ended December 31, 2004
File No.  001-11073


Dear Ms. Patmore:

   We have reviewed your Form 10-K for the fiscal year ended
December
31, 2005 and your response letters dated February 13, 2006 and March
7, 2006 and have the following comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Years Ended December 31, 2005

Consolidated Financial Statements

Note 8 - Nonderivative and Derivative Financial Instruments, page
112

1. We note your responses to comments 2 and 3 of our letter dated January 30, 2006 and the sample hedge documentation that you provided in your letter dated March 7, 2006.  In your responses you appear to
acknowledge that the difference in the timing of payments of the hedged item (commission payment obligations) and the payments or receipts on the hedging instrument (interest rate swap or swaps) results in economic ineffectiveness. You state that you believe that
SFAS 133 does not require you to include the ineffectiveness related
to the timing difference of payment terms (i.e. the effect of discounting) in your assessment of hedge effectiveness or measurement of hedge ineffectiveness, and that you believe paragraphs 65 and
134
of SFAS 133 support your position. Although SFAS 133 has specific guidance that allows such a timing difference to be ignored in a hedge that meets the criteria in paragraph 68 of SFAS 133 (a shortcut method hedge), we do not believe that this guidance can be applied to non-short cut hedges. We also do not believe paragraph 65 provides guidance that ineffectiveness due to the difference in the timing of payments can be ignored in an interest rate hedge. Although applying method 1 as described in DIG Issue G7 will result in no ineffectiveness being recognized for certain non short-cut cash flow hedges, we believe that the application of method 1 to these hedges will result in ineffectiveness. Method 1 requires a comparison of the present value of the cumulative change in the expected future cash flows on the variable leg of the swap with the present value of the cumulative change in the expected future interest cash flows (or in this case commission cash flows) on the floating-rate liability, with both present value calculations using the discount rate used to fair value the swap. Because this method is a comparison of present values, the timing of payments will impact the determination of the amount of ineffectiveness. We believe that for these hedges the timing difference in the payment terms of the hedging instrument and the hedging instrument causes these hedges to not qualify for the effectiveness assessment and measurement method described in DIG Issue G9. As a result we believe that the criteria for hedge accounting were not met for these hedges since your method of assessing effectiveness did not meet the requirements of paragraph 28(b) of SFAS 133 and your method of measuring ineffectiveness did not meet the requirements of 30(b) of SFAS 133. Please tell us how you propose to address the impact on your financial statements.

2. We note your responses to comments 3 and 4 of our letter dated January 30, 2006 and the sample hedge documentation that you provided in your letter dated March 7, 2006. It is not clear to us from the documentation you have provided how you determine the specific forecasted transaction that each layered on swap hedges. For example, it is not clear whether the addition of the $38 million notional swap in 2004 changed the existing hedges in place, such that this swap was designed as part of the same hedge as the existing swaps. If this were the case, we would assume that the addition of the 2004 swap would result in the need to re-designate the existing swaps when the hedged transaction is changed to reflect the additional notional of the new swap. Based on the documentation you provided it appears possible that with each swap you are hedging a different amount of forecasted transactions, separate from the forecasted transactions hedged by the pre-existing swaps. If this were the case, it is not clear how your documentation allows you to know what specific $38 million of forecasted outstanding float this swap hedges. For example, if a change in your forecast of probable outstanding float caused you to determine that for 2010 you were over hedged by $20 million, it is not clear how you would determine which, if any, of the swaps that were hedging forecasted float in 2010 was no longer effective. Additionally, if you decided to de-designate the $38 million notional swap, it is not clear how you would know the specific forecasted notional for each year that was no longer hedged as a result of the de-designation. Please tell us how the documentation you put in place at the inception of each of these cash flow hedges provided sufficient specificity about the particular hedged commission payments being hedged such that if you determined that certain forecasted commission payments were determined to be no longer probable you could identify which of the swaps were hedging those particular forecasted commission payments. Please refer to paragraph 28(a) of SFAS 133 and DIG Issue G13.
3. Aside from your cash flow hedges of your commission payment obligation, for each type of hedging relationship, please tell us how you determined that they met the criteria for hedge accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS 133.
Specifically
address the following for each type of hedging relationship:
* the nature and terms of the hedged item or transaction;
* the nature and terms of the derivative instruments;
* the specific documented risk being hedged;
* the type of SFAS 133 hedge (fair value, cash flow, etc.); and
* the quantitative measures you use to assess effectiveness of each hedge both at inception and on an ongoing basis.
4. For items discussed in response to comment 5 above, please tell us whether you use the short-cut method or matched terms for assuming no ineffectiveness for any of your hedging relationships that qualify for hedge accounting treatment under SFAS 133. If so, please tell us how you determine that the hedging relationship meets each of the conditions in paragraph 68 or 65 of SFAS 133.

* * *

   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

     Please contact Nancy Maloney, Staff Accountant, at (202) 551-3427 or me at (202) 551-3449 if you have questions.

   								Sincerely,



      Joyce A. Sweeney
      Accounting Branch Chief

Kimberly S. Patmore
First Data Corporation
April 3, 2006
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